CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2014	2013	2014	2013
		(Restated)*		(Restated)*

Revenues	639	623	1,905	1,705
Fuel and purchased power (Note 2)	277	265	824	669
Gross margin	362	358	1,081	1,036
Operations, maintenance, and administration (Note 6)	138	128	404	376
Depreciation and amortization	135	124	402	382
Asset impairment reversals	(1)	(18)	(1)	(18)
Restructuring provision	-	(1)	-	(3)
Taxes, other than income taxes	7	7	21	22
Operating income	83	118	255	277
Finance lease income	12	11	36	34
Equity income (loss) (Note 3)	-	2	-	(5)
Net interest expense (Note 4)	(64)	(65)	(192)	(190)
Foreign exchange loss	-	(6)	(7)	(2)
Gain on sale of assets (Note 3)	-	-	1	10
Loss on assumption of pension obligations	-	-	-	(29)
California claim (Note 5)	-	-	(5)	-
Insurance recovery (Note 6)	-	-	2	-
Sundance Units 1 and 2 return to service	-	(15)	-	(15)
Earnings before income taxes	31	45	90	80
Income tax expense (Note 7)	18	48	33	41
Net earnings (loss)	13	(3)	57	39

Net earnings (loss) attributable to:
TransAlta shareholders	3	-	21	23
Non-controlling interests (Note 8)	10	(3)	36	16
	13	(3)	57	39

Net earnings attributable to TransAlta shareholders	3	-	21	23
Preferred share dividends (Note 14)	9	9	28	28
Net earnings (loss) attributable to common shareholders	(6)	(9)	(7)	(5)
Weighted average number of common shares outstanding in the period (millions)	273	266	272	262

Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 13)	(0.03)	(0.03)	(0.03)	(0.02)

* See Note 2(A) for prior period restatements.
See accompanying notes.

TRANSALTA CORPORATION / Q3 2014 1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2014	2013	2014	2013

Net earnings (loss)	13	(3)	57	39
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	3	17	(8)	28
Reclassification of losses on derivatives designated as cash flow hedges to non-financial assets, net of tax(2)	-	-	-	1
Total items that will not be reclassified subsequently to net earnings	3	17	(8)	29
Gains (losses) on translating net assets of foreign operations	25	(16)	45	16
Reclassification of translation gains on net assets of divested foreign operations (Note 3)	-	-	(6)	-
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	(19)	15	(37)	(14)
Reclassification of losses on financial instruments designated ashedges of divested foreign operations, net of tax(4) (Note 3)	-	-	7	-
Gains (losses) on derivatives designated as cash flow hedges, net of tax(5)	111	(47)	100	(20)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(6)	(49)	35	(27)	(4)
Total items that will be reclassified subsequently to net earnings	68	(13)	82	(22)
Other comprehensive income	71	4	74	7
Total comprehensive income	84	1	131	46

Total comprehensive income (loss) attributable to:
TransAlta shareholders	73	5	88	23
Non-controlling interests	11	(4)	43	23
	84	1	131	46

(1) Net of income tax expense of 1 and recovery of 3 for the three and nine months ended Sept. 30, 2014 (2013 - 6 and 10 expense), respectively.
(2) Net of income tax recovery of 1 for the nine months ended Sept. 30, 2013.
(3) Net of income tax recovery of 2 and 5 for the three and nine months ended Sept. 30, 2014 (2013 - 2 expense and 2 recovery), respectively.
(4) Net of income tax recovery of 1 for the nine months ended Sept. 30, 2014 (2013 - nil).
(5) Net of income tax expense of 44 and 37 for the three and nine months ended Sept. 30, 2014 (2013 - 22 and 26 recovery), respectively.
(6) Net of income tax expense of 7 and 1 for the three and nine months ended Sept. 30, 2014 (2013 - 8 and 3 recovery), respectively.

See accompanying notes.

2 TRANSALTA CORPORATION / Q3 2014

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

	Sept. 30, 2014	Dec. 31, 2013
Unaudited		(Restated)*
Cash and cash equivalents	245	42
Accounts receivable (Note 9)	345	473
Current portion of finance lease receivable	4	3
Collateral paid (Note 10)	17	20
Prepaid expenses	32	12
Risk management assets (Notes 9 and 10)	129	113
Inventory (Note 2)	86	77
Income taxes receivable	3	8
Assets held for sale (Note 3)	5	-
	866	748
Investments (Note 3)	-	192
Long-term portion of finance lease receivable	389	377
Property, plant, and equipment (Note 11)
Cost	12,351	12,024
Accumulated depreciation	(5,189)	(4,831)
	7,162	7,193

Goodwill	461	460
Intangible assets	322	323
Deferred income tax assets	47	118
Risk management assets (Notes 9 and 10)	230	116
Other assets	91	97
Total assets	9,568	9,624

Accounts payable and accrued liabilities	410	447
Current portion of decommissioning and other provisions	21	16
Risk management liabilities (Notes 9 and 10)	69	85
Income taxes payable	-	3
Dividends payable (Note 13)	55	85
Current portion of finance lease obligation	10	8
Current portion of long-term debt (Notes 9 and 12)	716	209
	1,281	853
Long-term debt (Notes 9 and 12)	3,410	4,113
Long-term portion of finance lease obligation	24	17
Decommissioning and other provisions	330	316
Deferred income tax liabilities	428	459
Risk management liabilities (Notes 9 and 10)	96	103
Defined benefit obligation and other long-term liabilities	325	340
Equity
Common shares (Note 13)	2,979	2,913
Preferred shares (Note 14)	943	781
Contributed surplus	9	9
Deficit	(869)	(735)
Accumulated other comprehensive income (loss)	5	(62)
Equity attributable to shareholders	3,067	2,906
Non-controlling interests (Note 8)	607	517
Total equity	3,674	3,423
Total liabilities and equity	9,568	9,624

* See Note 2(A) for prior period restatements.
Commitments (Note 15)
Contingencies (Note 16)

See accompanying notes.

TRANSALTA CORPORATION / Q3 2014 3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

9 months ended Sept. 30, 2014
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	21	-	21	36	57
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	9	9	-	9
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	66	66	7	73
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(8)	(8)	-	(8)

Total comprehensive income	-	-	-	21	67	88	43	131

Common share dividends	-	-	-	(147)	-	(147)	-	(147)
Preferred share dividends	-	-	-	(28)	-	(28)	-	(28)
Secondary offering of TransAlta Renewables Inc. shares (Note 8)	-	-	-	20	-	20	109	129
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(62)	(62)
Common shares issued	66	-	-	-	-	66	-	66
Preferred shares issued	-	162	-	-	-	162	-	162
Balance, Sept. 30, 2014	2,979	943	9	(869)	5	3,067	607	3,674

See accompanying notes.

4 TRANSALTA CORPORATION / Q3 2014

9 months ended Sept. 30, 2013
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2012	2,726	781	9	(362)	(136)	3,018	330	3,348
Net earnings	-	-	-	23	-	23	16	39
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	2	2	-	2
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(30)	(30)	7	(23)
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	28	28	-	28
Total comprehensive income (loss)	-	-	-	23	-	23	23	46

Common share dividends	-	-	-	(228)	-	(228)	-	(228)
Preferred share dividends	-	-	-	(28)	-	(28)	-	(28)
Formation of TransAlta Renewables Inc.	-	-	-	4	-	4	206	210
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(45)	(45)
Common shares issued	161	-	-	-	-	161	-	161
Balance, Sept. 30, 2013	2,887	781	9	(591)	(136)	2,950	514	3,464

See accompanying notes.

TRANSALTA CORPORATION / Q3 2014 5

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2014	2013	2014	2013

Operating activities
Net earnings (loss)	13	(3)	57	39
Depreciation and amortization	148	141	443	425
Gain on sale of assets (Note 3)	-	-	(1)	-
California claim (Note 5)	-	-	(28)	-
Accretion of provisions	5	4	14	13
Decommissioning and restoration costs settled	(4)	(6)	(11)	(19)
Deferred income tax expense (recovery) (Note 7)	11	38	9	5
Unrealized (gain) loss from risk management activities	(29)	(15)	9	44
Unrealized foreign exchange (gain) loss	(4)	4	4	5
Provisions	(4)	10	-	10
Asset impairment reversals	(1)	(18)	(1)	(18)
Sundance Units 1 and 2 return to service	-	15	-	15
Equity (income) loss (Note 3)	-	(2)	-	5
Other non-cash items	5	8	1	16
Cash flow from operations before changes in working capital	140	176	496	540
Change in non-cash operating working capital balances	76	77	50	61
Cash flow from operating activities	216	253	546	601

Investing activities
Additions to property, plant, and equipment (Note 11)	(144)	(160)	(324)	(442)
Additions to intangibles	(6)	(8)	(19)	(21)
Addition to equity investments (Note 3)	-	-	(13)	(10)
Proceeds on sale of property, plant, and equipment	2	10	2	11
Proceeds on sale of equity investments (Note 3)	-	-	218	-
Realized gains (losses) on financial instruments	3	4	(10)	16
Net increase (decrease) in collateral received from counterparties	(1)	1	(1)	(1)
Net decrease in collateral paid to counterparties	-	-	4	2
Decrease in finance lease receivable	1	-	2	1
Other	-	(1)	-	1
Change in non-cash investing working capital balances	(13)	4	4	(17)
Cash flow used in investing activities	(158)	(150)	(137)	(460)

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 12)	1	(299)	(532)	(170)
Repayment of long-term debt (Note 12)	(2)	(3)	(207)	(8)
Net proceeds on sale of additional non-controlling interest in subsidiary (Note 8)	-	-	129	-
Issuance of long-term debt (Note 12)	-	-	434	-
Dividends paid on common shares (Note 13)	(29)	(1)	(110)	(64)
Dividends paid on preferred shares (Note 14)	(9)	(9)	(28)	(28)
Net proceeds on issuance of preferred shares (Note 14)	161	-	161	-
Net proceeds on sale of non-controlling interest in subsidiary	-	207	-	207
Realized gains (losses) on financial instruments	(6)	-	17	-
Distributions paid to subsidiaries' non-controlling interests (Note 8)	(19)	(8)	(63)	(43)
Decrease in finance lease obligation	(2)	(3)	(7)	(7)
Other	(1)	1	-	-
Cash flow from (used in) financing activities	94	(115)	(206)	(113)
Cash flow from (used in) operating, investing, and financing activities	152	(12)	203	28
Effect of translation on foreign currency cash	(1)	-	-	-
Increase (decrease) in cash and cash equivalents	151	(12)	203	28
Cash and cash equivalents, beginning of period	94	67	42	27
Cash and cash equivalents, end of period	245	55	245	55
Cash income taxes paid (received)	(6)	8	21	33
Cash interest paid	36	39	157	158

See accompanying notes.

6 TRANSALTA CORPORATION / Q3 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, these should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on Oct. 29, 2014.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations.

Management has assessed that it is highly probable the sale described in Note 3 will close within a one-year time frame, thereby meeting the conditions of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations for presenting the assets as held for sale within current assets. Net earnings include the equity loss from these investments up to the date of this reclassification.

Refer to Note 2(W) of the 2013 audited annual consolidated financial statements for a more detailed discussion of the significant accounting judgments and key sources of estimation uncertainty.

TRANSALTA CORPORATION / Q3 2014 7

2. ACCOUNTING CHANGES

A. Current Accounting Policy Changes

I. Inception Gains and Losses

In the first quarter of 2014, the Corporation restated the Condensed Consolidated Statement of Financial Position as at Dec. 31, 2013 to reclassify the inception gains or losses arising from differences between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. These amounts were previously reported as gross contra-risk management assets or liabilities. The adjustment reclassifies them as direct offsets to the value of the derivative contract to which they relate. As a result of the adjustment, long-term risk management assets and long-term risk management liabilities were reduced by $160 million at Dec. 31, 2013. Corresponding adjustments to the Dec. 31, 2012 Condensed Consolidated Statement of Financial Position were immaterial. Refer to Note 9(C) for further information on inception gains and losses.

II. Inventory writedown

During the third quarter of 2014, the Corporation restated the Condensed Consolidated Statements of Earnings (Loss) for periods ended Sept. 30, 2013 to reclassify inventory writedown as a component of fuel and purchased power. These amounts were previously reported as standalone components of operating income. The adjustment is intended to better capture within gross margin the generally offsetting effects that changes in future power prices have on mark-to-market gains or losses from economic forward power sale hedges, included in revenue, and on inventory writedown or reversals. As a result of the adjustment, fuel and purchased power for the three and nine months ended Sept. 30, 2013, increased by $5 million and $21 million, respectively. The inventory writedown for the three and nine months ended Sept. 30, 2014 amounts to $6 million.

III. IAS 32 Financial Instruments: Presentation

On Jan. 1, 2014, the Corporation adopted the amendments to IAS 32 Financial Instruments: Presentation. There was no impact of adopting the IAS 32 amendments on the unaudited interim condensed consolidated financial statements.

IV. IAS 36 Impairment of Assets

On Jan. 1, 2014, the Corporation adopted the amended disclosure requirements of IAS 36 Impairment of Assets. The amended disclosure requirements did not have an impact on the unaudited interim condensed consolidated financial statements.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include:

I. IFRS 9 Financial Instruments

In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance, some of which was previously issued by the IASB, on the classification and measurement of financial assets and financial liabilities, impairment of financial assets (i.e. recognition of credit losses), and a new hedge accounting model.

8 TRANSALTA CORPORATION / Q3 2014

Please refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding previously issued sections of IFRS 9.

The new requirements for impairment of financial assets introduce an expected-loss impairment model which requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event.

IFRS 9 is effective for annual periods beginning on or after Jan. 1, 2018 with early application permitted. The Corporation is assessing the impact of adopting this standard on its consolidated financial statements.

II. IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which replaces existing revenue recognition guidance with a single comprehensive accounting model. The model specifies that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. IFRS 15 is effective for annual reporting periods beginning on or after Jan. 1, 2017 with early application permitted. The Corporation is assessing the impact of adopting this standard on its consolidated financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

3. DISPOSITION OF ASSETS

On June 12, 2014, the Corporation closed the previously announced sale of its 50 per cent interest in CE Generation, LLC (“CE Gen”), CalEnergy LLC, and the Blackrock development project to MidAmerican Renewables for gross proceeds of U.S.$200.5 million. The original consideration of U.S.$188.5 million was increased as a result of a U.S.$12 million contribution made by the Corporation in May, 2014. As a result of the sale, the Corporation recognized a pre-tax gain of $1 million ($2 million after-tax) as part of gains on sale of assets in the second quarter earnings. The gain includes reclassified cumulative translation gains on the divested net assets of $6 million, offset by related cumulative after-tax losses of $7 million from the related net investment hedge. The gain is reported in the Generation Segment.

The sale of Wailuku Holding Company, LLC (“Wailuku”) is expected to close in the fourth quarter of 2014 for proceeds of U.S.$5 million, accordingly, the investment in Wailuku continues to be classified as held for sale.

4. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Interest on debt	60	61	179	179
Capitalized interest	(1)	-	(1)	(2)
Interest expense	59	61	178	177
Accretion of provisions	5	4	14	13
Net interest expense	64	65	192	190

TRANSALTA CORPORATION / Q3 2014 9

5. CALIFORNIA CLAIM

On May 30, 2014, the Corporation announced that its settlement with California utilities, the California Attorney General and certain other parties (the “California Parties”) to resolve claims related to the 2000 - 2001 power crisis in the State of California had been approved by the Federal Energy Regulatory Commission. The settlement provides for the payment by the Corporation of U.S.$52 million in two equal payments and a credit of approximately U.S.$97 million for monies owed to the Corporation from accounts receivable. The first payment of U.S.$26 million was paid in June, 2014 and the second is due in 2015. During the fourth quarter of 2013, the Corporation accrued for the then expected settlement of these disputes with the California Parties, which resulted in a pre-tax charge to earnings of approximately U.S.$52 million. The finalization of the settlement in May, 2014, resulted in an additional pre-tax charge to second quarter earnings of U.S.$5 million.

6. INSURANCE RECOVERY

During the nine months ended Sept. 30, 2014, the Corporation received $8 million in insurance proceeds, of which $6 million was related to claims for repair costs on certain hydro facilities as a result of flooding during 2013 and accounted for as a reduction to period operations, maintenance, and administration. The balance, in the amount of $2 million, related to purchases of replacement equipment and business interruption insurance for various prior years claims.

7. INCOME TAXES

The components of income tax expense (recovery) are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Current income tax expense	7	10	24	35
Adjustments in respect of current income tax of previous years	-	-	-	1
Adjustments in respect of deferred income tax of a prior period	-	-	2	-
Deferred income tax recovery related to the origination and reversal of temporary differences	(2)	(2)	(19)	(28)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	-	-	-	(7)
Deferred tax recovery arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period	-	-	(37)	-
Deferred income tax expense arising from the writedown of deferred income tax assets	13	40	63	40
Income tax expense	18	48	33	41

(1) Relates to the impact of adjusting the deferred tax rate to incorporate the Ontario M&P tax credit. Previously, the Corporation had been using the Ontario general corporate tax rate of 11.5 per cent.

Presented in the Condensed Consolidated Statements of Earnings (Loss) as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Current income tax expense	7	10	24	36
Deferred income tax expense	11	38	9	5
Income tax expense	18	48	33	41

10 TRANSALTA CORPORATION / Q3 2014

During the three and nine months ended Sept. 30, 2014, $13 million and $27 million (2013 - $40 million and $40 million), respectively, of deferred income tax assets were written off related to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation wrote these assets off as it was no longer considered probable that sufficient taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses, due to reduced price growth expectations.

8. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TransAlta Cogeneration L.P.

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Revenues	71	55	228	212
Net earnings (loss)	16	(7)	54	28
Total comprehensive income (loss)	17	(5)	68	42

Amounts attributable to the non-controlling interest:
Net earnings (loss)	9	(3)	28	14
Total comprehensive income (loss)	10	(4)	35	21

Distributions paid to the non-controlling interest	12	6	43	39

As at	Sept. 30, 2014	Dec. 31, 2013
Current assets	52	56
Long-term assets	601	632
Current liabilities	(53)	(56)
Long-term liabilities	(55)	(68)
Total equity	(545)	(564)
Equity attributable to the non-controlling interest	(270)	(280)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

On April 29, 2014, the Corporation completed a secondary offering of 11,950,000 common shares of TransAlta Renewables at a price of $11.40 per common share. The offering resulted in gross proceeds to the Corporation of approximately $136 million. Following completion of the offering, TransAlta owns approximately 70.3 per cent of the common shares of TransAlta Renewables. As a result of the transaction, the carrying amount of the non-controlling interests was increased by $109 million to reflect the approximate 10.4 per cent increase in their relative interest in TransAlta Renewables and a $20 million gain, net of tax and issuance costs attributable to common shareholders, was recognized directly in retained earnings.

TRANSALTA CORPORATION / Q3 2014 11

Amounts attributable to the TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Revenues	43	44	161	175
Net earnings	1	2	29	36
Total comprehensive income	1	2	29	37

Amounts attributable to the non-controlling interests:
Net earnings and total comprehensive income	1	-	8	2

Distributions paid to non-controlling interests	7	6	20	8

As at	Sept. 30, 2014	Dec. 31, 2013
Current assets	35	59
Long-term assets	1,915	1,954
Current liabilities	(220)	(100)
Long-term liabilities	(689)	(846)
Total equity	(1,041)	(1,067)
Equity attributable to non-controlling interests	(337)	(237)
Non-controlling interests share (per cent)	29.7	19.3

9. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Levels I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

12 TRANSALTA CORPORATION / Q3 2014

The Corporation’s energy trading financial instruments include, in Level II, over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

The Corporation also has various contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding energy trading Level III fair value measurements are determined by the Corporation’s Risk Management department. Level III fair values are calculated within the Corporation’s Energy Trading Risk Management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the Risk Management and Finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III energy trading fair values are determined at Sept. 30, 2014 is estimated to be a +/- $116 million (Dec. 31, 2013 - $105 million) impact to the carrying value of the financial instruments. Fair values are stressed for volumes and prices. An amount of +/-$88 million (Dec. 31, 2013 - $87 million) in the stress value stems from a long dated power sale contract that is designated as a cash flow hedge, while the remaining +/-$28 million (Dec. 31, 2013 - $18 million) accounts for the rest of the portfolio. The variable volumes are stressed up and down one standard deviation from historically available production data. Prices are stressed for longer-term deals where there are no liquid market quotes using various internal and external forecasting sources to establish a high and a low price range.

TRANSALTA CORPORATION / Q3 2014 13

Information about the effects on fair values of significant unobservable inputs used in determining Level III fair values is as follows:

Description	Effects on fair values as at Sept. 30, 2014	Valuation Technique	Unobservable input	Range

Unit contingent			Price discount	0.3 - 1.7 per cent
power purchases	38	Historical analysis	Volumetric discount(1)	0 - 23 per cent

Long-term power sale	338	Long-term price forecast	Illiquid future power prices (per MW)	U.S.$23 - U.S.$63 and $78 - $113

			Volumes (MWh)	16 - 24 per cent of available generation
			Illiquid commodity forward price volatilities	6 - 27 per cent
		Vanilla and exotic	Illiquid future power prices (per MWh)	U.S.$23 - U.S.$63
Coal supply revenue sharing	(6)	option valuation techniques	Illiquid future coal prices (per Ton)	U.S.$14 - U.S.$17

Unit contingent power sales	(2)	Black-Scholes	Illiquid commodity forward price volatilities	43 - 52 per cent

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

Description	Effects on fair values as at Dec. 31, 2013	Valuation Technique	Unobservable input	Range

Unit contingent		Historical	Price discount	0 - 2 per cent
power purchases	43	bootstrap	Volumetric discount(1)	0 - 14 per cent

Long-term power sale	225	Long-term price forecast	Illiquid future power prices (per MW)	$34.40 - $90.83

			Volumes (MWh)	18 - 25 per cent of
Coal supply revenue sharing	(12)	Black-Scholes	Illiquid future implied volatilities in MidC power	available generation 35 per cent

Unit contingent power sales	(5)	Black-Scholes	Illiquid commodity forward price volatilities	55 per cent

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

The effects on fair values of significant unobservable inputs exclude the effects of observable inputs such as liquidity and credit discounts.

14 TRANSALTA CORPORATION / Q3 2014

II. Energy Trading

Energy trading includes risk management assets and liabilities that are used in the Energy Trading and Generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of the Energy Trading and Generation business segments.

The following tables summarize the key factors impacting the fair value of energy trading risk management assets and liabilities by classification level during the nine months ended Sept. 30, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(14)	113	-	(5)	16	-	(19)	129
Market price changes on new contracts	-	(1)	-	-	(12)	17	-	(13)	17
Contracts settled	-	14	(1)	-	18	(41)	-	32	(42)

Net risk management assets (liabilities) Sept. 30, 2014	-	(67)	167	-	15	3	-	(52)	170

Additional Level III information:
Gains recognized in OCI			113			-			113
Total gains included in earnings before income taxes			1			33			34
Unrealized losses included in earnings before income taxes relating to net assets held at Sept. 30, 2014			-			(8)			(8)

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(63)	3	(1)	79	28	(1)	16	31
Changes attributable to:
Market price changes on existing contracts	-	(25)	(5)	-	3	13	-	(22)	8
Market price changes on new contracts	-	(3)	(31)	-	3	(11)	-	-	(42)
Contracts settled	-	8	-	3	(50)	(10)	3	(42)	(10)
Transfers out of Level III(1)	-	-	-	-	28	(28)	-	28	(28)

Net risk management assets (liabilities) at Sept. 30, 2013	-	(83)	(33)	2	63	(8)	2	(20)	(41)

Additional Level III information:
Losses recognized in OCI			(36)			-			(36)
Total gains included in earnings before income taxes			-			2			2
Unrealized losses included in earnings before income taxes relating to net assets held at Sept. 30, 2013			-			(8)			(8)

(1) The trade terms of these contracts were originally beyond a liquid trading period where forward price forecasts were not available for the full period of the contract. During the period, the contract terms were determined to be within a liquid trading period where observable prices are available.

TRANSALTA CORPORATION / Q3 2014 15

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy trading transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks.

The following tables summarize the key factors impacting the fair value of other risk management assets and liabilities by classification level during the nine months ended Sept. 30, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III

Net risk management assets at Dec. 31, 2013	-	26	-	-	1	-	-	27	-
Changes attributable to:
Market price changes on existing contracts	-	30	-	-	-	-	-	30	-
Market price changes on new contracts	-	27	-	-	3	-	-	30	-
Contracts settled	-	(11)	-	-	-	-	-	(11)	-

Net risk management assets at Sept. 30, 2014	-	72	-	-	4	-	-	76	-

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(50)	-	-	1	-	-	(49)	-
Changes attributable to:
Market price changes on existing contracts	-	31	-	-	-	-	-	31	-
Market price changes on new contracts	-	1	-	-	2	-	-	3	-
Contracts settled	-	9	-	-	(1)	-	-	8	-

Net risk management assets (liabilities) at Sept. 30, 2013	-	(9)	-	-	2	-	-	(7)	-

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying
	Level I	Level II	Level III	Total	value
Long-term debt(1) - Sept. 30, 2014	-	4,234	-	4,234	4,064
Long-term debt(1) - Dec. 31, 2013	-	4,367	-	4,367	4,262

(1) Includes current portion and excludes $62 million (Dec. 31, 2013 - $60 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

16 TRANSALTA CORPORATION / Q3 2014

The book value of other short-term financial assets and liabilities (cash and cash equivalents, accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C. Inception Gains and Losses

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. Refer to note 9(B) for Level III fair valuation techniques used. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss), and a reconciliation of changes during the period are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Unamortized net gain at beginning of period	165	5	160	5
New inception gains	7	174	16	173
Amortization recorded in net earnings during the period	6	(1)	2	-
Unamortized net gain at end of period	178	178	178	178

TRANSALTA CORPORATION / Q3 2014 17

10. RISK MANAGEMENT ACTIVITIES

A. Risk Management Assets and Liabilities

Aggregate risk management assets and liabilities are as follows:

As at	Sept. 30, 2014					Dec. 31, 2013
						(Restated)*
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total	Total
Risk management assets
Energy trading
Current	-	3	-	69	72	99
Long-term	-	192	-	7	199	101
Total energy trading risk management assets	-	195	-	76	271	200

Other
Current	3	46	-	8	57	14
Long-term	-	24	6	1	31	15
Total other risk management assets	3	70	6	9	88	29

Risk management liabilities
Energy trading
Current	-	27	-	31	58	84
Long-term	-	68	-	27	95	102
Total energy trading risk management liabilities	-	95	-	58	153	186

Other
Current	-	7	-	4	11	1
Long-term	-	-	-	1	1	1
Total other risk management liabilities	-	7	-	5	12	2

Net energy trading risk management assets (liabilities)	-	100	-	18	118	14
Net other risk management assets (liabilities)	3	63	6	4	76	27
Net total risk management assets (liabilities)	3	163	6	22	194	41

* See Note 2(A) for prior period restatements.

18 TRANSALTA CORPORATION / Q3 2014

Hedges

a. Net Investment Hedges

During the second quarter of 2014, following the divestiture described in Note 3, the Corporation de-designated U.S.$180 million of U.S.-denominated debt hedging its net investment in its U.S. operations. Reclassification from accumulated other comprehensive income (loss) (“AOCI”) of the cumulative translation adjustment of the disposed foreign operation and the related cumulative net investment hedge amounts have been included in the second quarter gain on disposition. During the third quarter of 2014, the Corporation de-designated an additional U.S.$90 million of U.S.-denominated debt hedging other U.S. operations. This change did not impact earnings or AOCI of the period. Prospectively, the de-designated tranches of U.S.-denominated debt are being hedged with foreign currency derivative instruments.

b. Cash Flow Hedges

During the third quarter of 2014, one of the Corporation’s subsidiaries with Australian functional currency became exposed to future payments of JPY5.3 billion for the acquisition of components of property, plant, and equipment over the period to June, 2017. The subsidiary’s exposure to foreign exchange fluctuations is hedged using foreign currency forward purchase contracts.

During the second quarter of 2014, the Corporation de-designated a cash flow hedge of the foreign-exchange exposure on a U.S.$20 million debt. No significant reclassifications from AOCI arise as a result of this discontinuation of hedge accounting.

As at Sept. 30, 2014, cumulative gains of $3 million related to certain cash flow hedges that were previously de-designated and no longer meet the criteria for hedge accounting continue to be deferred in AOCI and will be reclassified to net earnings as the forecasted transactions occur or immediately if the forecasted transactions are no longer expected to occur.

Over the next 12 months ended Sept. 30, 2015, the Corporation estimates that $15 million of after-tax losses will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 20(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Trading Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at Sept. 30, 2014 associated with the Corporation’s proprietary energy trading activities was $2 million (Dec. 31, 2013 - $2 million).

TRANSALTA CORPORATION / Q3 2014 19

b. Commodity Price Risk - Generation

The Generation Segment utilizes various commodity contracts and other financial instruments to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at Sept. 30, 2014 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $28 million (Dec. 31, 2013 - $42 million). VaR at Sept. 30, 2014 associated with positions and economic hedges that do not meet hedge accounting requirements was $5 million (Dec. 31, 2013 - $11 million).

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the distribution, by credit rating, of certain financial assets as at Sept. 30, 2014:

(Per cent)	Inve s tm e nt gr ade	Non-inve s tm e nt gr ade	Total
Accounts receivable	88	12	100
Risk management assets	100	0	100

The Corporation’s maximum exposure to credit risk at Sept. 30, 2014, without taking into account collateral held or right of set-off, is represented by the carrying amounts of accounts receivable and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts.

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, including the fair value of open trading positions, net of any collateral held, at Sept. 30, 2014 was $33 million (Dec. 31, 2013 - $23 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2014	2015	2016	2017	2018	2019 and thereafter	Total
Accounts payable and accrued liabilities	410	-	-	-	-	-	410
Debt(1)	3	714	29	782	758	1,841	4,127
Energy trading risk management (assets) liabilities	5	2	10	3	(4)	(134)	(118)
Other risk management (assets) liabilities	(9)	(39)	(3)	(10)	(15)	-	(76)
Interest on long-term debt(2)	53	178	171	162	125	803	1,492
Dividends payable	55	-	-	-	-	-	55
Total	517	855	207	937	864	2,510	5,890

(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature in 2015 and 2017.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

20 TRANSALTA CORPORATION / Q3 2014

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at Sept. 30, 2014, the Corporation had posted collateral of $86 million (Dec. 31, 2013 - $94 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $82 million (Dec. 31, 2013 - $88 million) of collateral to its counterparties based upon the value of the derivatives at Sept. 30, 2014.

11. PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Thermal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2013	77	2,952	912	2,242	578	153	279	7,193
Additions	-	4	-	-	-	303	17	324
Additions - finance lease	-	-	-	-	16	-	-	16
Disposals	-	-	-	(1)	-	-	-	(1)
Asset impairment reversals	-	-	1	-	-	-	-	1
Depreciation	-	(203)	(77)	(74)	(40)	-	(9)	(403)
Revisions and additions to decommissioning and restoration costs	-	14	5	-	3	-	-	22
Retirement of assets	-	(9)	(1)	(2)	(1)	-	-	(13)
Change in foreign exchange rates	1	17	3	4	-	(2)	2	25
Transfers	2	121	43	18	9	(193)	(2)	(2)
As at Sept. 30, 2014	80	2,896	886	2,187	565	261	287	7,162

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

During the third quarter of 2014, the Corporation evaluated the recoverable amount of its cash-generating units for asset and goodwill impairment testing purposes, and found no significant impairment charges or reversals. The valuations incorporated the most current future power price assumptions available at the time of the valuation for assets with merchant capacity. Following Sept. 30, 2014, decreases in future power prices have been noted in the main markets in which the Corporation operates. These decreases have not been reflected into the valuations. The Corporation’s U.S. Coal assets, which have previously been impaired, are particularly sensitive to future power price fluctuations. The Corporation will continue to monitor changes in future power prices as it pertains to asset impairment over the fourth quarter.

TRANSALTA CORPORATION / Q3 2014 21

12. LONG-TERM DEBT

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	Sept. 30, 2014			Dec. 31, 2013
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	336	335	1.9%	852	852	2.6%
Debentures	1,042	1,051	6.1%	1,269	1,251	6.1%
Senior notes(3)	2,350	2,340	4.9%	1,797	1,809	5.6%
Non-recourse(4)	378	381	5.9%	376	380	5.9%
Other	20	20	6.0%	28	28	6.3%
	4,126	4,127		4,322	4,320
Less: recourse current portion	(560)	(560)		(209)	(209)
Less: non-recourse current portion	(156)	(156)		-	-
Total long-term debt	3,410	3,411		4,113	4,111

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities. Includes U.S.$300 million at Sept. 30, 2014 (Dec. 31, 2013 - U.S.$300 million).
(3) U.S. face value at Sept. 30, 2014 - U.S.$2.1 billion (Dec. 31, 2013 - U.S.$1.7 billion).
(4) Includes U.S.$20 million at Sept. 30, 2014 (Dec. 31, 2013 - U.S.$20 million).

During the second quarter, the Corporation’s 6.45 per cent medium term notes matured and were paid out in the amount of
$200 million. The remaining Debentures bear interest at fixed rates ranging from 5.00 per cent to 7.30 per cent and have maturity dates ranging from 2019 to 2030.

In June 2014, the Corporation issued U.S.$400 million of senior notes due in 2017 that carry a coupon rate of 1.90 per cent, payable semi-annually, at an issue price equal to 99.887 per cent of the principal amount of the notes.

As at Sept. 30, 2014, TransAlta had a total of $2.1 billion (Dec. 31, 2013 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $1.4 billion (Dec. 31, 2013 - $0.9 billion) was not drawn, and was available, subject to customary borrowing conditions.

The total outstanding letters of credit as at Sept. 30, 2014 was $363 million (Dec. 31, 2013 - $370 million) with no (Dec. 31, 2013 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

B. Restrictions

Debt agreements of $1 million related to the Windsor plant, owned by the Corporation’s TransAlta Cogeneration L.P. subsidiary, include principal and interest funding provisions that restrict the Corporation’s ability to access funds generated by the operations of the plant. The Corporation has provided a letter of credit in the amount of the funding requirements, thereby permitting it to access the funds.

Debentures of $343 million issued by the Corporation’s Canadian Hydro Developers, Inc. subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewables assets.

22 TRANSALTA CORPORATION / Q3 2014

13. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended Sept. 30				9 months ended Sept. 30
	2014		2013		2014		2013
	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	271.8	2,962	262.1	2,836	268.2	2,916	254.7	2,730
Issued under the dividend reinvestment and optional common share purchase plan	1.6	19	4.2	55	5.2	65	11.6	161
	273.4	2,981	266.3	2,891	273.4	2,981	266.3	2,891
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(4)	-	(2)	-	(4)
Issued and outstanding, end of period	273.4	2,979	266.3	2,887	273.4	2,979	266.3	2,887

B. Dividends

The following table summarizes the common share dividends declared or paid within the nine months ended Sept. 30:

Date declared	Payment date	Dividend per share ($)	Total dividends	Dividends paid in cash	Dividends paid in shares
2014

July 22, 2014	Oct. 1, 2014	0.18	49	30	19
Apr. 28, 2014	July 1, 2014	0.18	49	30	19
Feb. 20, 2014	Apr. 1, 2014	0.18	48	31	17
Oct. 30, 2013	Jan. 1, 2014	0.29	78	50	28
2013

July 23, 2013	Oct. 1, 2013	0.29	77	51	26
Apr. 22, 2013	June 28, 2013	0.29	76	21	55
Jan. 28, 2013	Apr. 1, 2013	0.29	75	22	53
Oct. 24, 2012	Jan. 1, 2013	0.29	73	20	53

On Oct. 29, 2014, the Corporation declared a quarterly dividend of $0.18 per common share, payable on Jan. 1, 2015.

On Oct. 1, 2014, 1.6 million common shares were issued for dividends reinvested.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

B. Earnings Per Share

In calculating earnings per share for the three and nine months ended Sept. 30, 2014, net earnings attributable to common shareholders has been reduced by the Series G cumulative preferred dividends of $1 million (see Note 14).

TRANSALTA CORPORATION / Q3 2014 23

14. PREFERRED SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of first preferred shares, and the Board of Directors is authorized to determine the rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

On Aug. 15, 2014, TransAlta completed a public offering of 6.6 million Series G Cumulative Redeemable Rate Reset First Preferred Shares for gross proceeds of $165 million. The holders of the preferred shares are entitled to receive fixed cumulative cash dividends at an annual rate of $1.325 per share as approved by the Board of Directors, payable quarterly, yielding 5.30 per cent per annum, for the initial period ending Sept. 30, 2019. The dividend rate will reset on Sept. 30, 2019 and every five years thereafter to a yield per annum equal to the sum of the then five-year Government of Canada bond yield plus 3.80 per cent. The preferred shares are redeemable at the option of TransAlta on or after Sept. 30, 2019 and on Sept. 30 of every fifth year thereafter at a price of $25.00 per share plus all accrued and unpaid dividends.

The Series G preferred shareholders have the right at their option to convert their shares into Series H Cumulative Redeemable Rate Reset First Preferred Shares on Sept. 30, 2019 and on Sept. 30 of every fifth year thereafter. The holders of Series H preferred shares will be entitled to receive quarterly floating rate cumulative dividends as approved by the Board of Directors at a yield per annum equal to the sum of the then three-month Government of Canada Treasury Bill yield plus 3.80 per cent.

At Sept. 30, 2014 and Dec. 31, 2013, the Corporation had 12.0 million Series A, 11.0 million Series C, and 9.0 million Series E Cumulative Redeemable Rate Reset First Preferred shares, issued and outstanding. At Sept. 30, 2014 the Corporation also had 6.6 million (Dec. 31, 2013 – nil) Series G Cumulative Redeemable Rate Reset First Preferred shares, issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared or paid within the nine months ended Sept. 30:

		Series A		Series C		Series E
Date declared	Payment date	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends
2014

July 22, 2014	Sept. 30, 2014	0.2875	3	0.2875	4	0.3125	2
Apr. 28, 2014	June 30, 2014	0.2875	4	0.2875	3	0.3125	3
Feb. 20, 2014	March 31, 2014	0.2875	3	0.2875	3	0.3125	3

2013

July 23, 2013	Sept. 30, 2013	0.2875	3	0.2875	4	0.3125	2
Apr. 22, 2013	June 30, 2013	0.2875	4	0.2875	3	0.3125	3
Jan. 28, 2013	March 31, 2013	0.2875	3	0.2875	3	0.3125	3

As at Sept. 30, 2014, cumulative preferred dividends of $1 million have not been recognized on the recently issued Series G preferred shares (Dec. 31, 2013 - nil).

On Oct. 29, 2014, the Corporation declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.501 per share on the Series G preferred shares all payable Dec. 31, 2014.

24 TRANSALTA CORPORATION / Q3 2014

15. COMMITMENTS

During the third quarter of 2014, the Corporation announced that it had completed contracting, to build and operate an AUD$570 million, 150 megawatt combined cycle gas power station in South Hedland, Western Australia. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017. As at Sept. 30, 2014, the Corporation had entered into minimum commitments of AUD$42 million under this project.

At Sept. 30, 2014, the Corporation has remaining commitments for $33 million related to construction of a new natural gas pipeline in Australia. This amount is expected to be spent within the next six months.

During the second quarter of 2014, the Corporation entered into a new fixed price natural gas purchase contract for its own use, in the amount of $27 million, expiring in 2016.

16. CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

17. SEGMENT DISCLOSURES

A. Reported Segment Earnings (Loss)

3 months ended Sept. 30, 2014	Generation	Energy Trading	Corporate	Total
Revenues	636	3	-	639
Fuel and purchased power	277	-	-	277
Gross margin	359	3	-	362
Operations, maintenance, and administration	113	9	16	138
Depreciation and amortization	128	-	7	135
Asset impairment reversals	(1)	-	-	(1)
Taxes, other than income taxes	6	-	1	7
Intersegment cost allocation	3	(3)	-	-
Operating income (loss)	110	(3)	(24)	83
Finance lease income	12	-	-	12
Net interest expense				(64)
Earnings before income taxes				31

TRANSALTA CORPORATION / Q3 2014 25

3 months ended Sept. 30, 2013 (Restated - Note 2(A))	Generation	Energy Trading	Corporate	Total
Revenues	601	22	-	623
Fuel and purchased power	265	-	-	265
Gross margin	336	22	-	358
Operations, maintenance, and administration	103	9	16	128
Depreciation and amortization	118	-	6	124
Asset impairment reversals	(18)	-	-	(18)
Restructuring provision	(1)	-	-	(1)
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	4	(4)	-	-
Operating income (loss)	123	17	(22)	118
Finance lease income	11	-	-	11
Equity income	2	-	-	2
Sundance Units 1 and 2 return to service	(15)	-	-	(15)
Net interest expense				(65)
Foreign exchange loss				(6)
Earnings before income taxes				45

9 months ended Sept. 30, 2014	Generation	Energy Trading	Corporate	Total
Revenues	1,829	76	-	1,905
Fuel and purchased power	824	-	-	824
Gross margin	1,005	76	-	1,081
Operations, maintenance, and administration	329	36	39	404
Depreciation and amortization	382	-	20	402
Asset impairment reversals	(1)	-	-	(1)
Taxes, other than income taxes	20	-	1	21
Intersegment cost allocation	10	(10)	-	-
Operating income (loss)	265	50	(60)	255
Finance lease income	36	-	-	36
Gain on sale of assets	1	-	-	1
California claim	-	(5)	-	(5)
Insurance recovery	2	-	-	2
Net interest expense				(192)
Foreign exchange loss				(7)
Earnings before income taxes				90

26 TRANSALTA CORPORATION / Q3 2014

9 months ended Sept. 30, 2013 (Restated - Note 2(A))	Generation	Energy Trading	Corporate	Total
Revenues	1,652	53	-	1,705
Fuel and purchased power	669	-	-	669
Gross margin	983	53	-	1,036
Operations, maintenance, and administration	308	23	45	376
Depreciation and amortization	365	-	17	382
Asset impairment reversals	(18)	-	-	(18)
Restructuring provision	(2)	-	(1)	(3)
Taxes, other than income taxes	22	-	-	22
Intersegment cost allocation	11	(11)	-	-
Operating income (loss)	297	41	(61)	277
Finance lease income	34	-	-	34
Equity loss	(5)	-	-	(5)
Sundance Units 1 and 2 return to service	(15)	-	-	(15)
Gain on sale of assets	-	-	10	10
Net interest expense				(190)
Foreign exchange loss				(2)
Loss on assumption of pension obligations				(29)
Earnings before income taxes				80

Included in the Generation Segment results for the three and nine months ended Sept. 30, 2014 are $4 million (Sept. 30, 2013 -$4 million) and $15 million (Sept. 30, 2013 - $16 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind and hydro projects.

B. Selected Condensed Consolidated Statements of Financial Position Information

Total segment assets	Generation	Energy Trading	Corporate	Total
Sept. 30, 2014	8,915	162	491	9,568
Dec. 31, 2013 (Restated - Note 2(A))	9,093	244	287	9,624

C. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2014	2013	2014	2013
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	135	124	402	382
Depreciation included in fuel and purchased power	13	16	41	42
Other	-	1	-	1
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	148	141	443	425

TRANSALTA CORPORATION / Q3 2014 27